Exhibit 99.1

ASM International N.V.

ASM International Updates Front–end Fourth Quarter 2005 Guidance

Sees Front-end Sales Improvement

Takes Impairment Charge for NuTool Operation Restructuring and

Write-off for TCP Group Realignment

BILTHOVEN, The Netherlands – January 27, 2006 — ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) today updated the guidance for its Fourth Quarter 2005 Operating Results that was presented in ASMI’s third quarter press release, dated October 27, 2005.

ASMI confirms that fourth quarter sales from its Front-end, or wafer processing, segment increased significantly from the third quarter level and reached the highest level for any three-month period in 2005. In line with the Company’s prior guidance, total year Front-end sales are approximately at the same level as reported for 2004.

ASMI’s first priority is to bring Front-end operations to profitability. The company reiterates that its three established Front-end businesses – epitaxy, vertical furnaces, and PECVD – which together account for roughly 90% of Front-end sales, all have positive earnings from operations on an annual basis. As part of its primary focus on the profitability of the Front-end operations, the Company has decided to make immediate adjustments in its NuTool and Transistor Capacitor Product Groups.

Regarding its NuTool copper plating, planarization and Electrochemical Mechanical Deposition (ECMD™) processes operation, ASMI announces that it will significantly reduce ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In connection with the restructuring of ASM NuTool, ASMI will record an impairment charge for goodwill, a write-off of certain assets, the recognition of contractual obligations and settlement charges with former NuTool shareholders, in the amount of approximately € 42 million. Of this charge, € 37 million will be recorded in the fourth quarter of 2005 and € 5 million in the first quarter of 2006. The charge will be primarily non-cash: € 36 million. Of the remainder, € 3 million will be in ASMI common shares and € 3 million in cash.

In order to more closely align ASMI operations with current market demands, ASMI will also consolidate the wafer handling platforms it is using in its Transistor Capacitor Product Group, which includes ASMI’s atomic layer deposition processes ALD and its companion PEALD™. In the fourth quarter of 2005, ASMI will record a charge of approximately € 7 million in write off of certain assets and recognition of outstanding purchase commitments, relating to this consolidation. Of this charge, € 6 million will be non-cash.

ASMI is developing atomic layer deposition, which is a major technology at a crucial stage in its product life cycle, beginning to migrate from R&D to pilot lines and high volume manufacturing environments in the semiconductor industry, while finding new applications in expanded fields of nanotechnology, into the fourth core product category in ASMI’s technology portfolio.

The Company will provide further details on the restructuring of ASM NuTool and other matters discussed in this release when ASMI reports 2005 consolidated operating results on Tuesday, February 21, 2006.

Note: The amounts mentioned above are unaudited and may be subject to change.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K as filed. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven,

Chief Financial Officer

+31 30 2298 540

naud.van.der.ven@asm.com

Mary Jo Dieckhaus

US Investor Relations

+1 212 986 2900

maryjo.dieckhaus@asm.com